Cadwalader, Wickersham & Taft LLP
200 Liberty Street, New York, NY 10281
Tel +1 212 504 6000 Fax +1 212 504 6666
www.cadwalader.com

March 27, 2020

VIA EDGAR AND EMAIL TRANSMISSION

Joshua Shainess

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Potbelly Corporation (the “Company”)
PREC14A Preliminary Proxy Statement on Schedule 14A
Filed on March 19, 2020 by Vann A. Avedisian Trust U/A 8/29/85, et al. (the “Investors”)
File No. 001-36104

Dear Mr. Shainess:

We are writing on behalf of the Investors in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 26, 2020 (the “Comment Letter”), with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on March 19, 2020 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the Comment Letter.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italicized type prior to the Investors’ response. The page number in the Investors’ responses refer to the page numbers in the Revised Preliminary Proxy Statement.

General

1.	Please revise the statements that each of the Investors and each Nominee “may be deemed” participants under applicable rules to remove the uncertainty.

In response to the Staff’s comment, the Investors have revised the disclosure on pages i, 21 and A-1 of the Revised Preliminary Proxy Statement to remove the “may be deemed” and “may be considered” qualifiers.

Background to this Solicitation, page 2

2.	Please explain why the Investors determined not to include Mr. Keil as a nominee, and decided to proceed with nominating three candidates as opposed to four.

Mr. Keil was one of the four individuals originally identified as a nominee in the Investors’ notice of nomination delivered to the Company on March 1, 2020. On March 12, 2020, Mr. Avedisian in a telephone conversation with Mr. Ginsberg emphasized that the Investors were looking to engage constructively with the Board, would prefer to avoid a contentious and distracting proxy contest and that in the interest of moving forward the Investors would be prepared to compromise with just two of the four individuals that were identified in the notice of nomination. Mr. Avedisian did not receive a response. Notwithstanding, and consistent with the spirit of that conversation, the Investors filed the preliminary proxy statement on March 19, 2020 proposing three candidates to the eight member Board on the assumption that a minority slate would be less disruptive to the cohesion of the Board while at the same time still proposing candidates with the restaurant operating and turnaround experience which the Investors believe is necessary to effect the changes required at the Company. Mr. Keil withdrew his candidacy for the Board but remains as an Investor. In response to the Staff’s comment, the Investors have accordingly revised the disclosure on page 3 of the Revised Preliminary Proxy Statement.

Reasons for the Solicitation, page 4

3.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. Accordingly, please disclose the basis for or data underlying your calculations that Potbelly has experienced a traffic decline in excess of 25%.

In response to the Staff’s comment, the Investors have revised the disclosure on page 4 of the Revised Preliminary Proxy Statement to remove the statement on traffic decline.

4.	Please describe how your nominees plan to effect the changes listed on pages 4 and 5, if elected, given that they would constitute a minority of the board.

In response to the Staff’s comment, the Investors have revised the disclosure on page 5 of the Revised Preliminary Proxy Statement to conform it to the existing disclosure on pages 8 and 14.

Solicitation of Proxies, page 21

5.	We note the disclosure that states that proxies may be solicited by, among other means telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

In response to the Staff’s comment, the Investors have revised the disclosure on page 21 of the Revised Preliminary Proxy Statement to remove the word “telegraph”.

Incorporation by Reference, page 25

6.

Please advise us as to when the participants anticipate distributing the definitive proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures, and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

In response to the Staff’s comment, the Investors intend on distributing the definitive proxy statement as soon as the Staff has notified the Investors that they have been cleared to file their definitive proxy statement. If the Company has not filed its proxy statements by the time the Investors file their definitive proxy statement, the Investors understand that they will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its proxy statement after the information has been made public by the Company in order to mitigate such risk. The Investors have revised the disclosure on page i of the Revised Preliminary Proxy Statement to reflect the foregoing response.

Form of Proxy

7.	Please present the front of the proxy card first and the reverse side of the card subsequently.

In response to the Staff’s comment, the Investors have reversed the order of the proxy card, with the front of the proxy card showing first and the reverse side of the card subsequently.

8.

Please ensure that the proxy card makes it abundantly clear where write-in exceptions should be written on the card. To the extent a single line is being used for write-ins, please ensure that sufficient space exists for multiple names to be written in.

In response to the Staff’s comment, the Investors have revised the front of the proxy card to provide stockholders with sufficient space for write-ins and for that space to be available immediately under the checked boxes.

* * *

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

cc: Vann A. Avedisian